

DIVISION OF
CORPORATION FINANCE

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-4631

Mail Stop 4631

October 13, 2009

**<u>Via U.S. mail and facsimile</u>**

Ms. Shawn Hagel
Senior Vice President and Chief Financial Officer
Precision Castparts Corp.
4650 S.W. Macadam Ave., Suite 400
Portland, OR 97239

> **Re:** **Precision Castparts Corp.**
> **Form 10-K for Fiscal Year Ended March 29, 2009**
> **File No. 1-10348**

Dear Ms. Hagel:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any questions regarding our review of your filing, please contact Bret Johnson, Staff Accountant at (202) 551-3753 or Anne McConnell, Senior Staff Accountant at (202) 551-3709 for questions relating to the financial statements. Please contact Chambre Malone, Staff Attorney, at (202) 551-3262 or, in her absence, myself, at (202) 551-3760 for all other questions.

Sincerely,

Pamela Long
Assistant Director